SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Changes to Investment Strategy

It was voted that the proposed changes to the investment strategy for the Loomis Sayles Disciplined Equity Fund (formerly, Loomis
Sayles Research Fund) as presented at the meeting of the Board of Trustees of Loomis Sayles Funds II be approved.